SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 15


Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                          Commission File No.: 0-14657
                                               -------
                  Geodyne Energy Income Limited Partnership I-B
               ---------------------------------------------------
             (Exact name of registrant as specified in its charter)

              Two West Second Street, Tulsa, OK 74103 918-583-1791
             -------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      Units of Limited Partnership Interest
                      -------------------------------------
            (Title of each class of securities covered by this form.)

                                      None
                      -------------------------------------
(Titles of all other classes of securities for which a duty to file reorts under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)   (X )    Rule 12h-3(b)(1)(ii)   (X )
      Rule 12g-4(a)(1)(ii)  (X )    Rule 12h-3(b)(2)(i)    (  )
      Rule 12g-4(a)(2)(i)   (  )    Rule 12h-3(b)(2)(ii)   (  )
      Rule 12g-4(a)(2)(ii)  (  )    Rule 15d-6             (  )
      Rule 12h-3(b)(1)(i)   (X )

Approximate number of holders of record as of the certification or notice date:
  0
------

Pursuant to the terms of registrant's limited partnership agreement, registrant is dissolved/terminated effective as of 12:01 a.m., December 31, 1999. Accordingly, registrant is no longer in existence and has no holders of record as of such date.

Pursuant to the requirements of the Securities Exchange Act of 1934, Geodyne Energy Income Limited Partnership I-B has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date: December 30, 1999       By: //s// Dennis R. Neill
      -----------------           ---------------------------------
                                    Dennis R. Neill, President
                                    Geodyne Resources, Inc.
                                    General Partner and Partnership
                                    Liquidator, Geodyne Energy
                                    Income Limited Partnership I-B